UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Enstar Group Limited

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-1171

Poul Winslow

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-5052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. [G3075 P101]

1	Name of reporting person. Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,501,211 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 1,501,211 shares
	10	Shared dispositive power 0 shares
11

Aggregate amount beneficially owned by each reporting person

1,501,211 shares (excluding 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership and 404,711 of Series E Non-Voting Convertible shares held directly by Canada Pension Plan Investment Board)

12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.3% (excluding 4.6% of the class held indirectly through CPPIB Epsilon Ontario Limited Partnership)(1)
14	Type of reporting person (see instructions) CO

(1)	Calculated based on the 16,151,293 Ordinary Shares outstanding as of February 25, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 29, 2016.

CUSIP No. [G3075 P101]

1	Name of reporting person. CPPIB Epsilon Ontario Limited Partnership
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(2)
14	Type of reporting person (see instructions) PN

(2)	Calculated based on the 16,151,293 Ordinary Shares outstanding as of February 25, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 29, 2016.

CUSIP No. [G3075 P101]

1	Name of reporting person. CPPIB Epsilon Ontario Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(3)
14	Type of reporting person (see instructions) OO

(3)	Calculated based on the 16,151,293 Ordinary Shares outstanding as of February 25, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 29, 2016.

CUSIP No. [G3075 P101]

1	Name of reporting person. Poul Winslow
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(4)
14	Type of reporting person (see instructions) IN

(4)	Calculated based on the 16,151,293 Ordinary Shares outstanding as of February 25, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 29, 2016.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 3, 2015 and amended on August 28, 2015 (together, the “Statement”). This Amendment is being filed on behalf of Canada Pension Plan Investment Board (“CPPIB”), CPPIB Epsilon Ontario Limited Partnership (the “Partnership”), the CPPIB Epsilon Ontario Trust (the “Trust”) and Poul Winslow (together, the “Reporting Persons”) identified on the cover pages of this Amendment.

Item 2. Identity and Background

(a) This Statement is filed by the Reporting Persons.

All disclosures herein with respect to the Reporting Persons are made only by the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of CPPIB is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of the Partnership is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of the Trust is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The business address of Poul Winslow is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada.

(c) The principal business of CPPIB is investing the assets of the Canada Pension Plan. The principal business of the Partnership is investment in the 741,735 Ordinary Shares purchased by CPPIB. The principal business of the Trust is investment in the 741,735 Ordinary Shares purchased by CPPIB. The principal occupation of Poul Winslow is as Managing Director, Head of Thematic Investing and External Portfolio Management of CPPIB.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Poul Winslow is a citizen of Denmark.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of the Reporting Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

Pursuant to the Securities Purchase Agreement (the “Securities Purchase Agreement”), dated August 28, 2015, by and among CPPIB and Dominic F. Silvester (“DFS”) and R&H Trust Co. (BVI) Ltd., as trustee of The Right Trust (the “Right Trust”), on March 4, 2016, CPPIB purchased 741,735 Ordinary Shares representing approximately 4.6% of the Issuer’s Ordinary Shares (the “4.6% Stake”), par value US $1.00 per share, for an aggregate purchase price of $111,260,250. Pursuant to the CPPIB Epsilon Ontario Limited Partnership Agreement (the “Limited Partnership Agreement”), the 4.6% Stake was then contributed by CPPIB to the Partnership in which CPPIB is the sole limited partner.

References to, and descriptions of, the Securities Purchase Agreement as set forth in this Item 3 are qualified in their entirety by the terms of the Securities Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated in its entirety in this Item 3.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons are as follows:

(a)	Amount beneficially owned:

1,501,211 shares held directly by CPPIB representing 9.3% of the class of shares (5) (excluding 741,735 shares held indirectly through the Partnership and 404,711 of Series E Non-Voting Convertible shares held directly by CPPIB)

741,735 shares held directly by the Partnership representing 4.6% of the class of shares

741,735 shares held indirectly by the Trust as general partner to the Partnership representing 4.6% of the class of shares

741,735 shares held indirectly by Poul Winslow as trustee to the Trust representing 4.6% of the class of shares

(b)	Number of shares to which the Reporting Persons has:

i. Sole power to vote or to direct the vote:

1,501,211 shares held directly by CPPIB

741,735 shares held directly by the Partnership

741,735 shares held indirectly by the Trust as general partner to the Partnership

741,735 shares held indirectly by Poul Winslow as trustee to the Trust

ii. Shared power to vote or to direct the vote: 0 shares

iii. Sole power to dispose or to direct the disposition of:

1,501,211 shares held directly by CPPIB

741,735 shares held directly by the Partnership

741,735 shares held indirectly by the Trust as general partner to the Partnership

741,735 shares held indirectly by Poul Winslow as trustee to the Trust

iv. Shared power to dispose or to direct the disposition of: 0 shares

(5)	Calculated based on the 16,151,293 Ordinary Shares outstanding as of February 25, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 29, 2016.

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Registration Rights Agreement and Registration Rights Assignment Agreement

The Issuer, DFS and the Right Trust are parties to a Registration Rights Agreement, dated January 31, 2007 (the “Registration Rights Agreement”), which provides DFS and the Right Trust with certain rights to cause Ordinary Shares to be registered under the Securities Act of 1933, as amended (the “Securities Act”), in accordance with the terms and conditions of the Registration Rights Agreement. DFS is entitled to make two written requests for the Company to register under the Securities Act all or any part of the Registrable Securities owned by him, subject to certain exceptions and conditions set forth in the Registration Rights Agreement. References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 99.2, incorporated by reference to the Form 8-K filed by the Issuer (File No. 001-33289) with the Securities and Exchange Commission on January 31, 2007, and which is incorporated in its entirety in this Item 6.

Pursuant to the Securities Purchase Agreement, CPPIB, the Issuer, DFS and the Right Trust executed an Assignment of Registration Rights, dated March 4, 2016 (the “Registration Rights Assignment”). The Registration Rights Assignment provides for an assignment to CPPIB of all rights of the Right Trust, and one of DFS’ two demand registration rights, under the Registration Rights Agreement (collectively, the “CPPIB Registration Rights”). References to, and descriptions of, the Registration Rights Assignment as set forth in this Item 6 are qualified in their entirety by the terms of the Registration Rights Assignment, a copy of which is attached hereto as Exhibit 99.3 and is incorporated in its entirety in this Item 6.

Pursuant to the Limited Partnership Agreement, CPPIB contributed the 4.6% Stake to the Partnership, a limited partnership organized under the laws of the Province of Ontario, Canada which is the registered owner of these shares. The Partnership consists of two partners: CPPIB as sole limited partner, and the Trust, formed under the laws of the Province of Ontario, as sole general partner. The Trust, as general partner in the Partnership, holds all voting rights in connection with the 4.6% Stake while CPPIB, as limited partner receives the economic benefits from the Trust’s stake in the Issuer. Pursuant to the terms of the deed of trust governing the Trust (the “Deed of Trust”), the trustees of the Trust must at all times be employees of CPPIB and CPPIB has the sole right to appoint the trustees. However, CPPIB is not permitted to remove and replace a trustee.

References to, and descriptions of, the Limited Partnership Agreement are qualified in their entirety by the terms of the Limited Partnership Agreement, a copy of which is attached hereto as Exhibit 99.4 and is incorporated in its entirety in this Item 6. References to, and descriptions of, the Deed of Trust are qualified in their entirety by the terms of the Deed of Trust, a copy of which is attached hereto as Exhibit 99.5 and is incorporated in its entirety in this Item 6.

CPPIB has made a Special Commitment to the New York Department of Financial Service (the “Passivity Commitment”), which includes among other things, a commitment not to vote, directly or indirectly, more than 9.9% of the voting shares of the Issuer, or to acquire, either directly or indirectly, an aggregate amount of voting shares that exceeds 16.0% of the voting shares of the Issuer. References to, and descriptions of, the Passivity Commitment are qualified in their entirety by the terms of the Passivity Commitment, a copy of which is attached hereto as Exhibit 99.6 and is incorporated in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Securities Purchase Agreement, dated August 28, 2015, by and among R&H Trust Co. (BVI) Ltd., as trustee of the Right Trust, Dominic F. Silvester and Canada Pension Plan Investment Board. (attached as Exhibit 99.1 to Amendment No. 1 of the Schedule 13D, filed by CPPIB (File No. 005-83620) with the Securities and Exchange Commission on August 28, 2015 and incorporated herein by reference.)

99.2	Registration Rights Agreement, dated January 31, 2007, among Enstar Group Limited, Trident II, L.P., Marsh & McLennan Capital Professionals Fund, L.P., Marsh & McLennan Employee’s Securities Company, L.P., J. Christopher Flowers, Dominic F. Silvester and the other parties thereto set forth on the Schedule of Shareholders attached thereto (attached as Exhibit 10.1 to the Form 8-K filed by the Issuer (File No. 001-33289) with the Securities and Exchange Commission on January 31, 2007 and incorporated herein by reference).

99.3	Assignment of Registration Rights, dated March 4, 2016, by and among Enstar Group Limited, R&H Trust Co. (BVI) Ltd., as trustee of the Right Trust, Dominic F. Silvester and Canada Pension Plan Investment Board.

99.4	Limited Partnership Agreement, dated February 12, 2016, by and among CPPIB Epsilon Ontario Trust as the general partner and Canada Pension Plan Investment Board as the limited partner.

99.5	CPPIB Epsilon Ontario Deed of Trust, dated February 12, 2016, by and among Canada Pension Plan Investment Board as the settlor and Poul Winslow as the original trustee.

99.6	Special Commitment to the New York State Department of Financial Services by Canada Pension Plan Investment Board.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2016
Date

CANADA PENSION PLAN INVESTMENT BOARD
/s/ Patrice Walch-Watson Signature

Patrice Walch-Watson, Senior Managing Director, General Counsel & Corporate Secretary
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

[Signature Page to Schedule 13D Amendment]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2016
Date
CPPIB EPSILON ONTARIO LIMITED PARTNERSHIP
/s/ Poul Winslow Signature

Poul Winslow, Trustee of CPPIB Epsilon Ontario Trust (the General Partner)
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[Signature Page to Schedule 13D Amendment]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2016
Date

CPPIB EPSILON ONTARIO TRUST /s/ Poul Winslow
Signature

Poul Winslow, Trustee
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[Signature Page to Schedule 13D Amendment]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2016
Date POUL WINSLOW /s/ Poul Winslow
Signature

Poul Winslow
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[Signature Page to Schedule 13D Amendment]

Schedule 1

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of CPPIB and the Partnership.

Directors of CPPIB

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ian A. Bourne

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Robert L. Brooks

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Ireland

Pierre Choquette

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Michael Goldberg

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Pakistan

Nancy Hopkins

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Douglas W. Mahaffy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

D. Murray Wallace

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, South Africa

Officers of CPPIB

Mark Wiseman

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer

Citizenship: Canada

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: Canada

Graeme Eadie

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Real Estate Investments

Citizenship: Canada

Mark Jenkins

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Investments

Citizenship: Canada, United States

Pierre Lavallée

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Investment Partnerships

Citizenship: Canada

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of International and President (CPPIB Asia Inc.)

Citizenship: Great Britain

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Benita M. Warmbold

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial Officer

Citizenship: Canada, Germany

Eric M. Wetlaufer

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Market Investments

Citizenship: United States

Nicholas Zelenczuk

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Operations Officer

Citizenship: Canada

General Partners of the Partnership

Poul Winslow

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: Denmark

Trustees of the Trust

Poul Winslow

c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Trustee

Citizenship: Denmark